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Ellen L. Valvo
Paralegal
(860) 723-2247
Fax: (860) 723-2215

May 30, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Filing Desk

Re:	ReliaStar Life Insurance Company and its Separate Account N Withdrawal of Registration Statement on Form N-4

Ladies and Gentlemen:

On Monday, December 23, 2002, the above-named Depositor and Registrant submitted for filing, pursuant to the Securities Act of 1933 ("the 33 Act") and the Investment Company Act of 1940, a Registration Statement on Form N-4 (Accession Number 0000942323-02-000053). The filing was submitted and accepted under "Form Type" N-4 and assigned a distinct "33 Act" file number (333-102150). We respectfully request withdrawal of such filing pursuant to Rule 477 under the 33 Act.

If you have any questions, please call the undersigned at 860-723-2247 or Michael A. Pignatella at 860-723-2239. Sincerely, /s/ Ellen L. Valvo Ellen L. Valvo
Hartford Site 151 Farmington Avenue, TS31 Hartford, CT 06156-8975	ING North America Insurance Corporation